Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Independent Registered Public Accounting Firm, Reports to Shareholders and Financial Statements” in the Statement of Additional Information, dated July 29, 2022, and included in this Amendment No. 112 to the Registration Statement (Form N-1A, File No. 811-06103) of Investors Cash Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 23, 2022, with respect to the financial statements and financial highlights of DWS Central Cash Management Government Fund (one of the funds constituting Investors Cash Trust) included in the Annual Report to Shareholders (Form N-CSR) for the year ended March 31, 2022, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

July 26, 2022